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Registration No. 333-275079

November 17, 2023

Cryptocurrency Prices Surge, Driven by a Potential Bitcoin Fund

By David Yaffe-Bellany

David Yaffe-Bellany covers the cryptocurrency industry. Nov. 16, 2023

Investors anticipate regulatory approval of an exchange traded fund linked directly to Bitcoin, which they hope will encourage more people to invest in the digital asset.

Filip Fröhlich

In a Manhattan courtroom this month, the cryptocurrency industry faced a reckoning as its onetime star, Sam Bankman-Fried, was convicted of fraud in a trial that put the industry’s excesses on vivid display. But the ever-volatile crypto markets were already moving on.

Shortly before Mr. Bankman-Fried’s verdict landed on Nov. 2, the price of Bitcoin surpassed $35,000, its highest level since an industry meltdown in 2022. Last week, Ether, the second-most popular digital currency, surged 10 percent to around $2,100, its best performance in months. Some investors rushed to declare the end of the so-called crypto winter of falling prices and financial scandals that have plagued the industry for the last 18 months. Driving the renewed euphoria? A potential new fund. Crypto investors are growing optimistic that the Securities and Exchange Commission will approve an exchange traded fund, or E.T.F., that tracks the price of Bitcoin, analysts said. The fund would trade on traditional stock exchanges and offer an easy way for people to invest in cryptocurrencies, potentially bringing a wave of money into the industry. Some proponents have hailed the possibility of this new investment vehicle, known as a spot Bitcoin E.T.F., as crypto’s “salvation.” In August, Grayscale Investments, a crypto asset manager, scored a legal victory over the S.E.C. that seemed to pave the way for it to offer the Bitcoin product. And last week, BlackRock, a giant money manager, filed paperwork to establish a similar E.T.F. to track the price of Ether.

These new funds “could represent a watershed,” said Michael Sonnenshein, Grayscale’s chief executive. “We’re already starting to see quite a few signs of the crypto winter melting.”

The crypto industry has yearned for good news since last year’s market collapse, which erased billions of dollars in savings practically overnight. But approval of a Bitcoin E.T.F. is not guaranteed, and some analysts have cast doubt on whether it would draw much new investment to the crypto world. The fixation on the new fund also underscores how far crypto has drifted from its anti-establishment roots. Bitcoin was created 15 years ago as an alternative to the traditional financial system and a tool to undermine powerful Wall Street interests. Now some Bitcoin enthusiasts are celebrating giant financial firms like BlackRock as the industry’s saviors. “The hypocrisy is just maddening,” said John Reed Stark, a former S.E.C. official and outspoken critic of the crypto industry. “It’s anathema to why Bitcoin was created in the first place.”

Michael Sonnenshein, the chief executive of Grayscale, which is aiming to introduce a Bitcoin exchange traded fund. Credit...Matthew Busch/Bloomberg

An E.T.F. is essentially a bundle of assets split up into shares that investors can buy and sell on the open market. Rather than buy Bitcoin directly through a crypto exchange like Coinbase, investors in a Bitcoin E.T.F. would own shares in a fund that contains the cryptocurrency, eliminating the need to worry about storing any Bitcoin in a digital wallet.

Crypto proponents have pursued a Bitcoin E.T.F. for more than a decade. In 2017, the S.E.C. denied an E.T.F. application by the crypto entrepreneurs Cameron and Tyler Winklevoss, who had been working on the project for years.

The industry kept battling. In 2021, the S.E.C. approved E.T.F.s that bet on the future prices of Bitcoin without holding the currency itself. But the agency rejected an effort by Grayscale to introduce the first E.T.F. linked directly to Bitcoin, arguing that the crypto markets were subject to manipulation and other consumer risks.

Grayscale challenged the S.E.C. in federal court in June 2022. The legal battle ended this August, when a panel of judges ruled in favor of the company, deeming the S.E.C.’s actions “arbitrary and capricious.”

Since that ruling, two key offices within the S.E.C. that oversee the E.T.F. application process have worked with companies that want to create Bitcoin E.T.F.s, three people familiar with the matter said. The agency’s posture has fueled optimism, two of them said, because the regulators are asking detailed, technical questions that suggest the process has reached an advanced stage. (Some aspects of the talks were previously reported by CoinDesk.)

An official approval could arrive as early as January, analysts at Bloomberg have predicted. Mr. Sonnenshein of Grayscale said he had observed a high “level of understanding and engagement” from the S.E.C.

“For us, it really continues to be a matter of when, not a matter of if,” he said.

A spokesman for the S.E.C. declined to comment.

Grayscale is one of several firms seeking to offer crypto E.T.F.s. Fidelity, the asset manager, has a pending application for a Bitcoin fund. BlackRock has applied to create its own Bitcoin E.T.F., as well as the one linked to Ether. Crypto investors are hoping that the approval of Bitcoin and Ether E.T.F.s will bring billions of dollars of new money into the industry.

Skeptics abound. J.P. Morgan analysts published a report last week that called crypto’s recent surge “overdone” and argued that an E.T.F. approval would simply redistribute the capital that traders have already put into the industry, rather than attracting new investment. Crypto E.T.F.s that trade in Canada and Europe “have gained little interest from investors since their inception,” the report said.

But the enthusiasm in crypto markets has continued unabated.

On Monday, the crypto news website The Block reported that BlackRock had applied to introduce an E.T.F. tracking the price of XRP, a digital currency that has been the subject of years of litigation between its issuer, Ripple, and the S.E.C.

XRP’s priced jumped by more than 10 percent. Crypto fans celebrated on X, the website formerly known as Twitter.

But the news wasn’t true: An unknown trickster had filed false paperwork that listed the name of one of BlackRock’s executives.

Now boarding: Investors in the world’s largest Bitcoin fund

Symbol GBTC

Grayscale Bitcoin Trust

Bitcoin investing begins here

Now boarding: Investors in the world’s largest Bitcoin f

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.